Exhibit 14.2
TRIANGLE PETROLEUM CORPORATION
CODE OF BUSINESS CONDUCT AND ETHICS
FOR DIRECTORS, OFFICERS AND EMPLOYEES

Dated as of December 2, 2011

Triangle Petroleum Corporation (the “Company”) is committed to conducting our business in accordance with applicable laws, rules and regulations and the highest standards of business ethics, and to full and accurate financial disclosure in compliance with applicable law. This Code of Business Conduct and Ethics ("Code of Ethics"), applicable to all directors, officers and employees, sets forth specific policies to guide you in the performance of your duties.

As a director, officer or employee, you must not only comply with applicable law. You also must engage in and promote honest and ethical conduct and abide by the Code of Ethics and other Company policies and procedures that govern the conduct of our business. Your leadership responsibilities include creating a culture of high ethical standards and commitment to compliance, maintaining a work environment that encourages employees to raise concerns, and promptly addressing employee compliance concerns.

Policy

It is the Company’s policy to conduct its business with the highest standards of integrity and in accordance with all applicable laws and regulations. Employees are expected to deal fairly and honestly with each other as well as with our vendors, customers and other third parties. Any act of unethical business conduct, dishonesty, theft, or violation or disregard of the Company’s policies, procedures, rules and/or regulations established to protect the Company’s assets or its employees, is a violation of this Code of Ethics and may result in disciplinary action, up to and including termination of employment.

Compliance with Laws, Rules and Regulations

You are required to comply with the laws, rules and regulations that govern the conduct of our business and to report any suspected violations in accordance with the section below entitled “Compliance with Code of Ethics.” The laws to which the Company is subject and with which you must comply include, but are not limited to, antitrust and competition laws, environmental/health/safety laws, the Foreign Corrupt Practices Act and other anti-bribery or anti-corruption laws, securities and insider trading laws, and laws regulating political contributions.

Any violations or potential violations of any federal, state, local or foreign law or regulation must be immediately reported, using the Employee Hotline, to every member of the Audit Committee of the Company’s Board of Directors (the “Audit Committee”).  Your call on the Employee Hotline reaches an independent service that records the call and alerts all members of the Audit Committee to access a written record of the call.  If you are contacted by law enforcement or a government agency about actual or suspected illegal conduct of any kind, immediately report such contact by calling the Employee Hotline.  You may call the Employee Hotline without providing your identity.  No one will be subject to retaliation because of a good faith report of a suspected violation.

Conflicts of Interest

A conflict of interest occurs when your private interests interfere or appear to interfere, with the interests of the Company. Your obligation to conduct the Company’s business in an honest and ethical manner includes the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. No director, officer or employee shall make any investment, accept any position or benefits, participate in any transaction or business arrangement or otherwise act in a manner that creates or appears to create a conflict of interest unless that director, officer or employee makes full disclosure of all facts and circumstances to, and obtain prior written approval of, the Audit Committee.

Disclosures

It is Company policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in all other public communications made by the Company. As a director, officer or employee, you are required to promote compliance with this policy by all employees and to abide by Company standards, policies and procedures designed to promote compliance with this policy.

Compliance with Code of Ethics

If you know of or suspect a violation of applicable laws, rules or regulations or this Code of Ethics, you must immediately report that information in a call to the Employee Hotline. You may report anonymously. After reporting such information, you may conduct an investigation if authorized by the Company's procedures. No one will be subject to retaliation because of a good faith report of a suspected violation.

Violations of this Code of Ethics may result in disciplinary action, up to and including discharge. The Audit Committee shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code.

Waivers of Code of Ethics

If you would like to seek a waiver of this Code of Ethics, you must make full disclosure of your particular circumstances to the Chairman of the Audit Committee and the General Counsel (if none, to a senior officer performing the typical duties thereof). Amendments to and waivers of this Code of Ethics will be publicly disclosed as required by applicable law and regulations.

No Rights Created

This Code of Ethics is a statement of certain fundamental principles, policies and procedures that govern the Company’s directors, officers and employees in the conduct of the Company’s business. It is not intended to and does not create any rights in any employee, customer, tenant, landlord, supplier, competitor, stockholder or any other person or entity.